Exhibit 21
Subsidiaries of Registrant (all 100% owed except where indicated)

Name of Subsidiary	Jurisdiction of Incorporation

A-Mark Precious Metals, Inc. (80% owned)	New York

Collateral Finance Corporation, Inc.	Delaware

A-Mark Trading A.G.	Austria

Bowers and Merena Auctions LLC	Delaware

Spectrum Numismatics International, Inc.	California

Teletrade, Inc.	Delaware

Greg Martin Auctions, Inc.	California

H.R. Harmer Nutmeg Auctions, Inc.	Delaware

Spectrum Wine Auctions, LLC	California

Corinphila Auktionen AG	Switzerland

Corinphila Veilingen BV	The Netherlands

Heinrich Kohler AuktionshausGmbH & Co. KG	Germany

Heinrich Kohler Briefmarkenhandel, GmbH & Co. KG	Germany

John Bull Stamp Auctions, Ltd.	Hong Kong